SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

(Amendment No. )*

EnerNOC, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

292764107
(CUSIP Number)

April 5, 2012
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292764107	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Adage Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,585,284
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,585,284
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,585,284
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.63%
12	TYPE OF REPORTING PERSON** PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 292764107	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Adage Capital Partners GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,585,284
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,585,284
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,585,284
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.63%
12	TYPE OF REPORTING PERSON** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 292764107	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Adage Capital Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,585,284
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,585,284
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,585,284
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.63%
12	TYPE OF REPORTING PERSON** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 292764107	13G	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert Atchinson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,585,284
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,585,284
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,585,284
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.63%
12	TYPE OF REPORTING PERSON** IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 292764107	13G	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Phillip Gross
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,585,284
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,585,284
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,585,284
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.63%
12	TYPE OF REPORTING PERSON** IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 292764107	13G	Page 7 of 10 Pages

Item 1 (a).	NAME OF ISSUER:

The name of the issuer is EnerNOC, Inc. (the “Company”).

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at 101 Federal Street Suite 110, Boston, Massachusetts 02110.

Item 2 (a).	NAME OF PERSON FILING:
This statement is filed by:

(i)	Adage Capital Partners, L.P., a Delaware limited partnership ("ACP") with respect to the shares of Common Stock directly owned by it;

(ii)
Adage Capital Partners GP, L.L.C., a limited liability company organized under the laws of the State of Delaware ("ACPGP"), as general partner of ACP with respect to the shares of Common Stock directly owned by ACP;

(iii)
Adage Capital Advisors, L.L.C., a limited liability company organized under the laws of the State of Delaware ("ACA"), as managing member of ACPGP, general partner of ACP, with respect to the shares of Common Stock directly owned by ACP;

(iv)	Robert Atchinson ("Mr. Atchinson"), as managing member of ACA, managing member of ACPGP, general partner of ACP with respect to the shares of Common Stock directly owned by ACP; and

(v)	Phillip Gross ("Mr. Gross"), as managing member of ACA, managing member of ACPGP, general partner of ACP with respect to the shares of Common Stock directly owned by ACP.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 200 Clarendon Street, 52nd floor, Boston, Massachusetts 02116.

Item 2(c).	CITIZENSHIP:

ACP is a limited partnership organized under the laws of the State of Delaware.  ACPGP and ACA are limited liability companies organized under the laws of the State of Delaware.  Messrs. Gross and Atchinson are citizens of the United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.001 Par Value (the "Common Stock").

CUSIP No. 292764107	13G	Page 8 of 10 Pages

Item 2(e).	CUSIP NUMBER:

292764107

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
(f)	☐	Employee benefit plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	Group in accordance with Rule 13d-1(b)(1)(ii)(J);
If this statement is filed pursuant to Rule 13d-1(c), check this box: ☒

Item 4.	OWNERSHIP.

A.	Adage Capital Partners, L.P., Adage Capital Partners GP, L.L.C. and Adage Capital Advisors, L.L.C.
	(a)	Amount beneficially owned: 1,585,284
(b)
Percent of class: 5.63%.  The percentages used herein and in the rest of Item 4 are calculated based upon the 28,134,697 shares of Common Stock issued and outstanding as of March 9, 2012 as reflected in the Form 10-K filed by the Company on March 15, 2012.

	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 1,585,284
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition of: 1,585,284

ACP has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, ACPGP.  ACA, as managing member of ACPGP, directs ACPGP's operations. Neither ACPGP nor ACA directly own any shares of Common Stock.  By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the "Act"), ACPGP and ACA may be deemed to beneficially own the shares owned by ACP.

CUSIP No. 292764107	13G	Page 9 of 10 Pages

B.	Robert Atchinson and Phillip Gross
	(a)	Amount beneficially owned: 1,585,284
	(b)	Percent of class: 5.63%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 1,585,284
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 1,585,284
Messrs. Atchinson and Gross, as managing members of ACA, have shared power to vote the Common Stock beneficially owned by ACP.  Neither Mr. Atchinson nor Mr. Gross directly own any shares of Common Stock.  By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares beneficially owned by ACP.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

ACPGP, the general partner of ACP, has the power to direct the affairs of ACP, including decisions respecting the disposition of the proceeds from the sale of Common Stock.  Messrs. Atchinson and Gross are the Managing Members of ACA, the managing member of ACPGP, and in that capacity direct ACPGP's operations.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

[OPTION ONE: the following certification shall be included if the statement is filed pursuant to Rule 13d-1(b)]

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 292764107	13G	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE:  April 13, 2012

ADAGE CAPITAL PARTNERS, L.P. BY: Adage Capital Partners GP, L.L.C., its general partner

By: Adage Capital Advisors, L.L.C., its managing member

/s/ Robert Atchinson Name: Robert Atchinson Title: Managing Member

ADAGE CAPITAL PARTNERS, G.P, L.L.C. BY: Adage Capital Advisors, L.L.C., its managing partner

/s/ Robert Atchinson Name: Robert Atchinson Title: Managing Member

ADAGE CAPITAL ADVISORS, L.L.C.
/s/ Robert Atchinson Name: Robert Atchinson Title: Managing Member

ROBERT ATCHINSON

/s/ Robert Atchinson ROBERT ATCHINSON, individually

PHILLIP GROSS

/s/ Phillip Gross PHILIP GROSS, individually